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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                SEC File Number:
                                     0-13972

                                  CUSIP Number:
                                   707874-10-3

(Check one:) [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K

             [ ] Form 10-Q   [  ] Form N-SAR


For Period Ended: December 31, 2002

                        -----------------

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the transition period ended: Not applicable


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable


PART I - REGISTRANT INFORMATION


                        Penn Treaty American Corporation
            ---------------------------------------------------------
                             Full Name of Registrant


                                 Not applicable
            ---------------------------------------------------------
                            Former Name if Applicable


                               3440 Lehigh Street
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                               Allentown, PA 18103
            ---------------------------------------------------------
                            City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]



      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

      Prior to the required filing deadline, the Registrant was engaged in a number of critical activities, which occupied significant time and effort of management, including a special shareholders meeting. Therefore, the Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2002 (the "10-K") within the prescribed time period without unreasonable effort or expense. The reasons causing the Registrant's inability to file timely are beyond its control and could not be eliminated by the Registrant without unreasonable effort or expense.

      The Registrant will file the 10-K on or before the fifteenth calendar day following the prescribed due date.

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PART IV - OTHER INFORMATION


      (l) Name and telephone number of person to contact in regard to this notification


            Cameron B. Waite                      610-965-2222
            ----------------              ------------------------------
                (Name)                    (Area code) (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                 [X] Yes [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Penn Treaty American Corporation
            ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  April 1, 2003                       By: /s/ Cameron B. Waite
       -------------                           --------------------------------
                                               Cameron B. Waite,
                                               EVP and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




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